

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 26, 2017

<u>Via E-mail</u>
Mr. Edward J. Noonan
Chairman of the Board of Directors and Chief Executive Officer
Validus Holdings Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

> **Re:** **Validus Holdings Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-33606**

Dear Mr. Noonan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance